BEMIS COMPANY, INC.

One Neenah Center

4th Floor, P.O. Box 669

Neenah, Wisconsin 54956-0669

September 21, 2007

Via EDGAR

Securities and Exchange Commission

Attention:  Mr. Jay Ingram

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5553

Re:	Bemis Company, Inc.
Definitive 14A
Filed March 23, 2007
File No. 001-05277

Dear Mr. Ingram:

I am writing this letter to confirm our recent conversation regarding the deadline for Bemis Company’s response to the SEC staff’s comment letter dated August 21, 2007 regarding the above-referenced filings.  As we discussed, you agreed that the Company’s response could be filed by September 28, 2007.

We appreciate the staff’s courtesy in responding to this request.

Very truly yours,

/s/ Steven J. Price
Steven J. Price
Associate General Counsel